
Imperial
Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com


05005210

January 6, 2005

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 - 5th Street N.W.
Washington, D.C. 20549

Dear Sirs:

Re: File No. 82-34714

We enclose copy of Form 1 – Change in Issued and Outstanding Securities for December 2004 submitted to the Toronto Stock Exchange.

Yours truly,

IMPERIAL METALS CORPORATION

Rio Budhai

Rio Budhai
Assistant Corporate Secretary
Direct Line: 604.488.2659
E-mail: riobudhai@imperialmetals.com

Enclosure

File 82-34714

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer : Imperial Metals Corporation
Symbol : III
Reporting Period: 12/01/2004 - 12/31/2004

Summary

Issued & Outstanding Opening Balance : 27,901,189 As at : 12/01/2004

Effect on Issued & Outstanding Securities

Stock Option Plan	45,000
Other Issuances and Cancellations	4,750
Issued & Outstanding Closing Balance :	27,950,939

Stock Option Plan

Stock Options Outstanding Opening Balance: 931,700 As at : 12/01/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
12/03/2004	N		5,000		
Filer's comment Exercise by Randy Drobot @ $0.50 per share.					
12/07/2004	N		5,000		
Filer's comment Exercise by Sabine Goetz @ $0.50 per share.					
12/09/2004	N		5,000		
Filer's comment Exercise by Joe Marr @ $0.50 per share.					
12/14/2004	N		5,000		
Filer's comment Exercise by John Holden @ $0.50 per share.					
12/14/2004	N		5,000		
Filer's comment Exercise by Rio Budhai @ $0.50 per share.					
12/17/2004	N		5,000		
Filer's comment Exercise by Terry Isaaces @ $0.50 per share.					
12/20/2004	N		5,000		
Filer's comment Exercise by Pat McAndless @ $0.50 per share.					
12/20/2004	N		5,000		
Filer's comment Exercise by Dale Reimer @ $0.50 per share.					
12/24/2004	N		5,000		
Filer's comment Exercise by Pat McAndless @ $0.50 per share.					
Totals		0	45,000	0	0

Stock Options Outstanding Closing Balance:	**886,700**	As at :	12/31/2004

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
12/03/2004	Warrants	1,250
Filer's comment exercise of share purchase warrants @ $5.50.		
12/20/2004	Warrants	3,000
Filer's comment exercise of share purchase warrants @ $5.50.		
12/29/2004	Warrants	500
Filer's comment exercise of share purchase warrants @ $5.50.		
Totals		4,750

Filed on behalf of the Issuer by:

Name:	Rio Budhai
Phone:	604-488-2659
Email:	riobudhai@imperialmetals.com
Submission Date:	01/06/2005 13:59:19
Last Updated:	01/06/2005 13:45:30